Via Facsimile and U.S. Mail
Mail Stop 6010


December 14, 2005


Mr. Mark Szporka
Chief Financial Officer
Paincare Holdings, Inc.
1030 N. Orange Avenue
Suite 105
Orlando, FL 32801

      Re:	Paincare Holdings, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
	            Filed March 16, 2005
	File No.  001-14160

Dear Mr. Szporka:

      We have reviewed your November 16, 2005 response to our October
27, 2005 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Managements Discussion and Analysis of Financial Condition and
Results of Operations

Significant Accounting Policies and Estimates, page 29
1. Refer to our comment 1 and our discussion on December 6, 2005. Please confirm in disclosure-type format that you use a fee schedule for each payor to record your contractual allowance and that those adjustments are recorded manually.
2. Refer to your response to our comment 6. Please tell us why you did not provide an allowance for doubtful accounts.
3. Refer to your response to our comment 7. The total accounts receivable balance in the payor mix and aging tables should agree to the balance sheet for each period presented. Please provide us revised tables accordingly.
4. Refer to your responses to comments 3 and 4. Your analysis does not distinguish between how much of the change in estimate for contractual allowances relates to the prior year and how much relates to the current year. The breakout by acquisition for each year is confusing and does not answer our original question. In addition, the terminology of charge-offs as it relates to your increase in contractual allowances is confusing. Please revise your proposed disclosure to clearly provide a roll-forward of your contractual allowance with separate lines for the beginning balance, increase in contractual allowance for the current year, increase/decrease in contractual allowance relating to the prior year`s contractual allowance, decrease in contractual allowance for the year, and the ending balance.

Convertible Debt, page 32
5. Refer to your response to our comment 9. Tell us the valuation methodology you used to determine that the warrants had no fair value. We do not believe the mere fact that the exercise price was out of the money at the time of issuance and the underlying shares are not registered is an applicable accounting basis for your determination. Refer to paragraphs 15 and 16 of APB 14.
6. We noted your response to our comments 10 and 11 and have the following additional comments:
* Please tell us if your convertible instruments require you to maintain an effective registration statement.
* Provide us an analysis that indicates you have sufficient authorized and unissued shares available to settle the warrants for such instruments to meet the classification as equity under EITF 00-
19. This includes assessing the company`s other instruments that could require share settlement that are outstanding. For example, if you have other convertible instruments, warrants, or employee stock options outstanding, these shares would need to be considered in determining whether there are sufficient shares to settle the contract.
* Tell us if shareholder approval will be required to increase authorized shares in order to share settle a contract.
7. We note in your response to comments 10 and 11 that the warrants relating to Laurus do contain a cashless exercise feature. It appears that those warrants may be required to be accounted for as a derivative pursuant to paragraph 6 of SFAS 133.
8. It is unclear to us why the conversion option in the convertible debt is not considered a derivative. Please provide us an analysis.
If you believe the convertible debt is a conventional convertible security, please address the reasons why, including why you believe the clauses in the agreements would constitute standard anti-dilution options. Refer to EITF 00-19 and 05-2 and SFAS 133.
9. Refer to your response to our comment 12. Please provide us in disclosure-type format the original conversion price for each debt issuance and the original and adjusted conversion price related to the warrants. Provide a discussion with regards to the re-pricing in
October 2004. Clarify in the disclosure that the warrants had no fair value at the time of issuance, if you continue to believe that is the case after your analysis of the comment above.
10. Refer to your response to our comment 13. You indicate that the balance related to the increase in charge offs related to changes in billing codes that reduced the collection rates. However, we noted in the table provided in your response to our comment 3 that the change in estimate decreased in 2003 rather than increased. Please clarify this discrepancy. In this regard, it appears that your changes in estimate line item provided in your response to comment 3 does not take into consideration changes in estimates relating to acquisitions that occurred in prior years.

(b) Summary of Significant Accounting Policies
Note 8 Acquisitions:
11. We note your response to comment 14, but continue to believe that
the allocation of the purchase price should have included an allocation for management agreements. Please refer to paragraph 35
(b) of FAS 141 which states "identify all of the assets acquired
and
liabilities assumed, including intangible assets that meet the recognition criteria in paragraph 39, regardless of whether they had been recorded in the financial statements of the acquired entity."
We
note that a management contract is cited in paragraph A14 of FAS
141
as an example of an intangible asset that meets the criteria for recognition apart from goodwill. Also, refer to paragraph 36 which discusses the use of independent appraisals and actuarial or other valuations to aid in determining the estimated fair values of assets acquired and liabilities assumed. Please tell us what valuation methodology was used, the significant assumptions, and the extent that you used an independent valuation expert to determine the fair value of assets acquired and liabilities assumed. Also tell us what consideration was given in your valuations specifically to valuing management agreements entered into as part of the acquisitions including whether or not you concluded that the terms of management agreements entered into were at fair value requiring no allocation of the purchase price.

*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant

??


??


??


??


Mark Szporka
Paincare Holdings, Inc.
December 14, 2005
Page 4 of 4